UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)

Under the Securities Exchange Act of 1934

MERCER INTERNATIONAL INC.

(Name of Issuer)

Shares of Common Stock, $1.00 Par Value

(Title of Class of Securities)

588056101

(CUSIP Number)

Jimmy S.H. Lee
Suite 2840, 655 West Georgia Street, Vancouver, B.C. V6B 4N8
Telephone:  (604) 684-1099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   [   ].

CUSIP No.                                588056101

1)           Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

                    Jimmy S.H. Lee

2)	Check the Appropriate Box if a Member of a Group

(a)	[ ]
(b)	[ ]

3)           SEC Use Only

4)	Source of Funds PF

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)           Citizenship or Place of Organization  Canadian

Number of                                                      (7)       Sole Voting Power                                                            2, 491,239
Shares Bene-
ficially                                                             (8)       Shared Voting Power                                                       0
Owned by
Each Reporting                                             (9)       Sole Dispositive Power                                                   2, 491,239
Person
With                                                                (10)    Shared Dispositive Power                                                0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2, 491,239

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11)	6.8%

14)	Type of Reporting Person	IN

Page 2 of 5 Pages

This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends the Schedule 13D/A of Jimmy S.H. Lee dated April 25, 2008 (the "Prior Filing") and is being filed by Mr. Lee to report his security holdings of Mercer International Inc. ("Mercer"). Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by Mr. Lee in the Prior Filing.

Specifically, this Amendment No. 6 is being filed to report the acquisition by Mr. Lee of an aggregate of 399,979 shares of Mercer's common stock, representing an amount equal to one percent or more of Mercer's issued and outstanding common stock (based upon 36,422,487 Shares outstanding as of February 27, 2009, as represented by Mercer in its Form 10-K for the fiscal year ended December 31, 2008,  as filed with the Securities and Exchange Commission on March 2, 2009), which shares were acquired through various transactions over the course of the time period between the date of the Prior Filing and the date of this Amendment No. 6.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 6 relates to the shares of common stock, $1.00 par value (the "Shares") of Mercer, a corporation organized under the laws of the State of Washington, and having a principal executive office at Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada  V6B 4N8.

ITEM 2.                      IDENTITY AND BACKGROUND.

This Amendment No. 6 is filed by Jimmy S.H. Lee.  Mr. Lee is a citizen of Canada with an address at Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N8.  Mr. Lee serves as Chairman, President, Chief Executive Officer and a Director of Mercer.

During the last five years, Mr. Lee has not been convicted in a criminal proceeding, nor has Mr. Lee been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Lee used his personal funds to pay the purchase price of an aggregate amount of $681,220 for share purchases totaling 399,979 Shares made in the time period between the date of the Prior Filing and the date of this Amendment No. 6.

ITEM 4.                      PURPOSE OF TRANSACTION.

Mr. Lee purchased the Shares in the open market for investment purposes only.

Except as described herein or as publicly disclosed by Mercer, Mr. Lee does not have any plans or proposals which relate to or may result in any of the matters listed in Items 4(a)-(j) of Schedule 13D under the Exchange Act.  Mr. Lee reserves the right to acquire additional securities of Mercer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding Mercer or any of its securities.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 6 of the Prior Filing is amended and restated as follows:

Page 3 of 5 Pages

Jimmy S.H. Lee currently owns:

•	1,674,779 Shares;
•
116,460 restricted performance shares representing the maximum number of shares of common stock of Mercer to which he will be entitled.  Each such restricted performance share represents one Share and up to the maximum number of Shares will vest after three years, depending upon the achievement of certain specified performance criteria including company performance, Share price performance and individual performance.  In the event of a change of control, the restricted performance shares may vest earlier than three years but remain subject to the performance criteria in determining the exact number of Shares which will vest with the individual; and

•	options to acquire up to 700,000 Shares which are presently exercisable or exercisable within 60 days hereof,

representing, in aggregate, 6.8% of the Shares outstanding (based upon 36,422,487 Shares outstanding as of February 27, 2009, as represented by Mercer in its Form 10-K for the fiscal year ended December 31, 2008,  as filed with the Securities and Exchange Commission on March 2, 2009).  Mr. Lee holds the sole power to vote and dispose of all of the aforementioned securities.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                March 10, 2009
                                                       (Date)

                /s/ Jimmy S.H. Lee
                                                   (Signature)

                   Jimmy S.H. Lee
                                                     (Name)

Page 5 of 5 Pages